FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 10 August 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Meteor sent to the London Stock Exchange on 10 August 2004 press release

PR0429


O2 IRELAND ANNOUNCES GEOGRAPHIC SPECIFIC NATIONAL ROAMING AGREEMENT WITH METEOR
                             MOBILE COMMUNICATIONS



Released Tuesday 10 August 2004



mmO2 announced today that O2 Ireland has reached a commercial agreement to provide Meteor Mobile Communications with geographic-specific national roaming services on O2's 2G and 2.5G networks to take effect from 1 September 2004. This roaming agreement means that Meteor's customers will be able to make and receive calls on the O2 network where Meteor does not have full network coverage.

The agreement is specific to certain parts of Ireland, primarily along the western seaboard including counties Kerry, Donegal, Mayo, Cavan, Sligo and Leitrim. It also extends to some parts of Roscommon, Monaghan, Longford, Clare, Cork, Galway and Limerick. It does not include Cork City, Galway City or Limerick City where Meteor states it has full coverage.

The agreement, which is for 30 months, will provide Meteor customers with coverage in areas where Meteor has not yet fully built out its own network while at the same time, ensuring that O2's customers continue to enjoy the highest levels of network quality.

Commenting on the agreement today, Danuta Gray, Chief Executive Officer, O2 Ireland, said, "This agreement is a commercial arrangement between O2 and Meteor that will deliver clear commercial benefits to O2. Importantly, the agreement changes the dynamic of the mobile market in Ireland by providing Meteor with coverage in those parts of the country where previously it didn't have full coverage."

Ms. Gray added: "A number of safeguards to ensure that the quality of service to O2 customers remains unaffected have been incorporated into the agreement. O2 Ireland continues to invest in our network infrastructure and this agreement, which is limited geographically, ensures that O2 customers will continue to enjoy the same high standards of network quality that they have enjoyed to date."



                                     -ends-


mmO2

mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has nearly 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP 5.646 billion. Data represented more than 21% of total service revenues in the quarter ending 30 June 2004.



David Nicholas                                     Simon Gordon
Director of Communications                         Press Relations Manager
mmO2 plc                                           mmO2 plc
david.nicholas@o2.com                              simon.gordon@o2.com
t: +44 (0) 771 575 9176                            t: +44 (0)771 007 0698




         All mmO2 Group news releases can be accessed at our web site:

                                  www.mmo2.com




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 10 August 2004                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary